EXHIBIT 21: SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation

Pathfinder Bank	New York (direct)

Pathfinder Statutory Trust II	Delaware (direct)

Whispering Oaks Development Corp.	New York (indirect)

Pathfinder Risk Management Company Inc.	New York (indirect)